Himalaya Shipping Ltd. (HSHP) Announces its Preliminary Results for the Three and Six Months Ended June 30, 2026

Hamilton, Bermuda, August 11, 2026

Himalaya Shipping Ltd. (“Himalaya,” “Himalaya Shipping” or the “Company”) announces preliminary unaudited results for the three and six months ended June 30, 2026.

Highlights for the Second Quarter of 2026

•Total time-charter revenues of $53.3 million, which represents average time charter equivalent (“TCE”) earnings of approximately $50,600 per day, gross1. Average Baltic 5TC 180 Capesize Index was $36,303 per day.
•Net income of $24.6 million and EBITDA2 of $44.0 million.
•Entered into a new time charter agreement for the Mount Emai for a period of 12 to 14 months at an index-linked rate, reflecting a significant premium to the Baltic 5TC 180 Capesize index.
•Converted the index-linked time charters for four vessels to fixed-rate time charters at an average rate of approximately $56,500 per day, gross, for the month of June 2026.
•Cash distributions of $0.15, $0.22 and $0.22 per common share for April, May and June 2026, respectively.

Subsequent Events

•Achieved TCE earnings for July 2026 of approximately $51,200 per day, gross.
•Declared a cash distribution of $0.22 per common share for July 2026.
•Entered into a new time charter agreement for the Mount Aconcagua for a period of 16 to 18 months at an index-linked rate, reflecting a significant premium to the Baltic 5TC 180 Capesize index.
•Converted the index-linked time charters for two vessels to fixed-rate time charters at an average rate of approximately $51,200 per day, gross, from August 1,2026 to December 31, 2026.

Contracted CEO, Lars-Christian Svensen commented:

“The average Baltic 5TC 180 Capesize Index (BCI) for the second quarter of 2026 was $36,303 per day, while the 12-vessel Himalaya fleet achieved average TCE earnings of approximately $50,600 per day, gross, over the same period. This is twice the level recorded in Q2 2025. The significant premium to the market reflects the quality of our fleet and the strength of our commercial platform.
The second quarter of 2026 saw an increase in ton miles of 4.9% year-on-year for Capesize cargoes. Across the three major commodities, ton miles increased by 2% for iron ore, 7.7% for bauxite, and 15.3% for coal.

The market has been driven by a combination of healthy demand from China and increased exports from Brazil and West Africa. This together with limited supply growth has led to improved utilization and day rates.

We maintain a positive long-term outlook for large dry bulk ships. The current order book for new Capesize vessels represents 16% of the existing fleet. Although we see a slightly increasing order book, Capesize has one of the lowest order books of all major shipping segments. Additionally, meaningful fleet growth is constrained, with the earliest opportunity for significant deliveries expected by around 2030. By then, about 26% of the Capesize
1 The Company uses certain financial information calculated on a basis other than in accordance with accounting principles generally accepted in the United States (US GAAP) including average TCE earnings, gross and EBITDA. Average daily TCE earnings, gross, as presented above, represents time charter revenues and voyage charter revenues adding back address commissions and divided by fleet operational days. Please refer to the appendix of this release for a reconciliation of this non-GAAP measure to the most directly comparable financial measure prepared in accordance with US GAAP.

2 EBITDA as presented above represents our net income plus depreciation and amortization of fixed assets; total financial expenses, net; and income tax expense. Please refer to the appendix of this report for a reconciliation of this non-GAAP financial measure to the most directly comparable financial measure prepared in accordance with US GAAP.

fleet will be more than 20 years old. Furthermore, 24% of the total Capesize fleet will require drydocking in 2026 due to Special Surveys vs 23% in 2025.

The Company’s outlook remains positive on expected growth in ton miles. Strong growth in bauxite imports to China, higher coal volumes and the anticipated increase in iron ore production capacity in the Atlantic will continue to drive demand going forward.

The Company has maintained its strategy of paying monthly distributions to its shareholders. We expect a significant portion of free cash flow after debt service to be paid to shareholders. For Q2 2026, we declared total cash distributions of $0.59 per share.”

Management discussion and analysis

Consolidated Statements of Operations

Three months ended June 30, 2026:

(in $ millions)	Three months ended June 30, 2026	Three months ended June 30, 2025	Change ($)	Change (%)
Total operating revenues	53.7	29.9	23.8	79.6%
Vessel operating expenses	(7.1)	(7.1)	—	—%
Voyage expenses	(0.7)	(0.4)	(0.3)	75.0%
General and administrative expenses	(1.9)	(1.5)	(0.4)	26.7%
Depreciation and amortization	(7.3)	(7.3)	—	—%
Total operating expenses	(17.0)	(16.3)	(0.7)	4.3%
Operating income	36.7	13.6	23.1	169.9%
Total financial expenses, net	(12.1)	(12.5)	0.4	(3.2)%
Net income	24.6	1.1	23.5	2136.4%
EBITDA	44.0	20.9	23.1	110.5%

Total operating revenues for the three months ended June 30, 2026 were $53.7 million, a $23.8 million increase compared to the three months ended June 30, 2025. The increase is mainly a result of higher average TCE earnings, gross, achieved in the three months ended June 30, 2026 of $50,600/day compared to $28,400/day in the three months ended June 30, 2025. The average Baltic 5TC 180 Capesize Index was $36,303 per day in the three months ended June 30, 2026 compared to $18,681 per day in the three months ended June 30, 2025. Following the consolidation of Peak Maritime from April 1, 2026, management fee revenue of $0.4 million was recognized in the three months ended June 30, 2026.

Vessel operating expenses for each of the three months ended June 30, 2026 and 2025 were $7.1 million. The Company achieved an average vessel operating cost per day rate3 of $6,500 for each of the three months ended June 30, 2026 and 2025.

Voyage expenses for the three months ended June 30, 2026 were $0.7 million, a $0.3 million increase compared to the three months ended June 30, 2025. This increase is primarily attributable to higher commission expenses associated with the increase in total operating revenues in the three months ended June 30, 2026.

3 Average vessel operating cost per day is calculated by dividing vessel operating expenses by the number of calendar days in the period.

General and administrative expenses for the three months ended June 30, 2026 were $1.9 million, a $0.4 million increase compared to the three months ended June 30, 2025. The consolidation of Peak Maritime from April 1, 2026, resulted in a $0.9 million increase in payroll costs. This was partly offset by a reduction in management fees charged by Peak Maritime which amounted to $0.4 million in the three months ended June 30, 2025 as these were eliminated upon consolidation in the three months ended June 30, 2026.

Total net financial expenses, for the three months ended June 30, 2026 were $12.1 million, a $0.4 million decrease compared to the three months ended June 30, 2025. The decrease is mainly due to a lower interest expense on a reduced average loan principal amount outstanding in the three months ended June 30, 2026 compared to the three months ended June 30, 2025, as a result of quarterly repayments under the sale and leaseback financings.

Six months ended June 30, 2026:

(in $ millions)	Six months ended June 30, 2026	Six months ended June 30, 2025	Change ($)	Change (%)
Total operating revenues	87.3	51.9	35.4	68.2%
Vessel operating expenses	(14.5)	(14.0)	(0.5)	3.6%
Voyage expenses	(1.2)	(0.5)	(0.7)	140.0%
General and administrative expenses	(3.1)	(2.6)	(0.5)	19.2%
Depreciation and amortization	(14.6)	(14.6)	—	—%
Total operating expenses	(33.4)	(31.7)	(1.7)	5.4%
Operating income	53.9	20.2	33.7	166.8%
Total financial expenses, net	(24.3)	(25.5)	1.2	(4.7)%
Net income (loss)	29.6	(5.3)	34.9	(658.5)%
EBITDA	68.5	34.8	33.7	96.8%

Total operating revenues for the six months ended June 30, 2026 were $87.3 million, a $35.4 million increase compared to the six months ended June 30, 2025. The increase is mainly a result of higher average TCE earnings, gross, achieved in the six months ended June 30, 2026 of $41,500/day compared to $24,800/day in the six months ended June 30, 2025. The average Baltic 5TC 180 Capesize Index was $29,494 per day in the six months ended June 30, 2026 compared to $15,794 per day in the six months ended June 30, 2025. Following the consolidation of Peak Maritime from April 1, 2026, management fee revenues of $0.4 million was recognized in the six months ended June 30, 2026.

Vessel operating expenses for the six months ended June 30, 2026 were $14.5 million, a $0.5 million increase compared to the six months ended June 30, 2025. As some of the vessels are now more than 2 years old, certain expenses have increased such as spares by $0.2 million, service fees by $0.1 million and crew cost by $0.2 million in the six months ended June 30, 2026 compared to the corresponding six months in the prior year. The Company achieved an average vessel operating cost per day rate of $6,700 and $6,500 for the six months ended June 30, 2026 and 2025, respectively.

Voyage expenses for the six months ended June 30, 2026 were $1.2 million, a $0.7 million increase compared to the six months ended June 30, 2025. This increase is primarily attributable to higher commission expenses associated with the increase in total operating revenues in the six months ended June 30, 2026. In addition, bunker costs increased by $0.3 million as a result of vessel re-deliveries in the six months ended June 30, 2026.

General and administrative expenses for the six months ended June 30, 2026 were $3.1 million, a $0.5 million increase compared to the six months ended June 30, 2025. The consolidation of Peak Maritime from April 1, 2026, resulted in a $0.9 million increase in payroll costs. This was partly offset by a reduction in management fees charged by Peak Maritime which amounted to $0.6 million in the six months ended June 30, 2025 as these were eliminated upon consolidation in the three months ended June 30, 2026.

Total net financial expenses for the six months ended June 30, 2026 was $24.3 million, a $1.2 million decrease compared to the six months ended June 30, 2025. The decrease is mainly due to lower interest expense as a result of a reduced average loan principal amount outstanding in the six months ended June 30, 2026 compared to the six months ended June 30, 2025, as a result of quarterly repayments under the sale and leaseback financings.

Consolidated Balance Sheets

Vessels and equipment as of June 30, 2026 was $809.2 million, a $14.6 million decrease compared to $823.8 million as of December 31, 2025. The decrease is due to vessel depreciation in the six months ended June 30, 2026.

Total debt, net of deferred finance costs, as of June 30, 2026 was $677.5 million, an $11.7 million decrease compared to $689.2 million as of December 31, 2025. The decrease is primarily due to the repayments of principal of $13.0 million on the sale and leaseback arrangements, partially offset by amortization of deferred finance costs of $1.3 million.

Consolidated Statements of Cash Flows

Three months ended June 30, 2026

Net cash provided by operating activities for the three months ended June 30, 2026 was $34.2 million, compared to $8.3 million in the three months ended June 30, 2025. The increase is primarily due to the increase in operating revenue by $23.8 million and an increase in net cash inflows due to the timing of working capital movements.

Net cash used in financing activities for the three months ended June 30, 2026 was $23.9 million, compared to $10.6 million in the three months ended June 30, 2025. Net cash used in financing activities in the three months ended June 30, 2026 primarily consisted of cash distributions of $20.2 million and repayments on the sale and leaseback financings of $6.3 million, offset by net proceeds of $2.6 million from issuance of shares in connection with the exercise of employee share options. Net cash used in financing activities in the three months ended June 30, 2025 primarily consisted of cash distributions of $3.2 million and repayments on the sale and leaseback financings of $7.4 million.

Six months ended June 30, 2026

Net cash provided by operating activities for the six months ended June 30, 2026 was $44.0 million, compared to $8.6 million in the six months ended June 30, 2025. The increase is primarily due to the increase in operating revenue by $35.4 million, and an increase in net cash inflows by $0.5 million due to the timing of working capital movements.

Net cash used in financing activities for the six months ended June 30, 2026 was $41.6 million, compared to $3.3 million in the six months ended June 30, 2025. Net cash used in financing activities in the six months ended June 30, 2026 primarily consisted of cash distributions of $31.9 million and repayments on the sale and leaseback financings of $13.0 million, offset by net proceeds of $3.3 million from issuance of shares in connection with the exercise of employee share options. Net cash used in financing activities in the six months ended June 30, 2025 consisted of repayments on the sale and leaseback financings of $14.0 million and the revolving credit facility with Drew Holdings Ltd. (the “Drew facility”) of $6.0 million, and payments of cash distributions of $4.1 million, offset by net proceeds of $14.8 million from the private placement conducted in March 2025 and draw downs from the Drew facility of $6.0 million.

Liquidity and Financing

As of June 30, 2026, the Company had cash and cash equivalents of $34.8 million and $10.0 million available to draw down under the Drew facility.

As of June 30, 2026, cash and cash equivalents included $12.3 million which the Company is required to maintain as minimum cash balance for all eight vessels under the sale and leaseback arrangements with CCB Financial Leasing Company Limited and Jiangsu Financial Leasing Co. Ltd.

All of our vessels have been financed by Chinese leasing houses at a fixed bareboat rate with a maturity of seven years from the delivery of each vessel. This gives the Company a fixed financing cost for our vessels until the maturity of their respective leases.

Repayments on the financing for the installation of the scrubbers concluded in February 2026. After repayment of the scrubber financing, the Company’s cash break-even is now $24,400 per vessel, per day.

Commercial Update

In the second quarter of 2026, the Company achieved average TCE earnings, gross of approximately $50,600 per day, including average daily scrubber benefits of approximately $1,300 per day.

In addition, in the second quarter of 2026, the Company’s vessels trading on index-linked time charters achieved average TCE earnings, gross of approximately $51,600 per day, including average daily scrubber benefits. The Company’s vessels trading on fixed rate time charters achieved average TCE earnings, gross of approximately $46,500 per day, including average daily scrubber benefits.

The Baltic 5TC 180 Capesize Index averaged $36,303 per day in the second quarter of 2026.

Fleet Status

The table below sets forth information about our fleet and charters.

Vessel name	Built	Type			2027				2028
			Q3	Q4	Q1	Q2	Q3	Q4	Q1
Mount Norefjell	2023	DF Newcastlemax	Index
Mount Ita	2023	DF Newcastlemax	Index
Mount Etna	2023	DF Newcastlemax	3	$51,200[1,2]
Mount Blanc	2023	DF Newcastlemax	3	$51,200[1,2]
Mount Matterhorn	2023	DF Newcastlemax	Index
Mont Neblina	2023	DF Newcastlemax	Index[1,2]
Mount Bandeira	2024	DF Newcastlemax	Index[1,2]
Mount Hua	2024	DF Newcastlemax	Index[1,2]
Mount Elbrus	2024	DF Newcastlemax	Index[2]
Mount Denali	2024	DF Newcastlemax	Index[1,2]
Mount Aconcagua	2024	DF Newcastlemax	Index
Mount Emai	2024	DF Newcastlemax	Index

Option	Available

1 Plus scrubber premium according to the terms of the time charter agreement
2 Evergreen structure
3 Index

Market Commentary

The Baltic 5TC 180 Capesize index averaged $36,303 per day in Q2 2026, an increase from $18,681 per day during the same period in 2025.

China continues to import iron ore at higher year-on-year volumes, especially from long-haul trades. China’s iron ore imports in the second quarter of 2026 reached an all-time high. As Brazil experiences increased competition on tonnage from West Africa bauxite exports, rates are stabilizing at a higher level than in previous years.

Bauxite exports from West Africa continue to grow, with a year-on-year increase of 7.7% in the second quarter of 2026 contributing positively to total ton-mile growth of 4.9 % in the same period.

Following the existing orders of Newcastlemax vessels, available newbuilding berths with delivery before the first half of 2029 are expected to be limited. The current newbuilding cost for a dual-fuel Newcastlemax in China is believed to be approximately $95 million.

We continue to see upside potential for the Capesize market with strong export growth from Brazil and West Africa, combined with increasing coal volumes. The Simandou project in Guinea has commenced, and exported volumes tallies to about 10 million tonnes of iron ore so far in 2026. Over the next 24 months we expect a ramp-up to 60 million tons per annum for phase 1, and an expected additional 60 million tons per annum for phase 2. In addition, Vale has indicated that it is targeting an increase of 50 million tons per annum of production capacity from Vargem Grande, Capanema and the S11D mine.

Key downside risks to the Capesize market include a potential slowdown in the Chinese economy and geopolitical tensions, including trade wars and tariffs. Although we have not been directly impacted by the tariffs and tolls announced by the U.S. administration, we are closely monitoring the Panamax and Supramax segments, as trends in the market for smaller dry bulk vessels have historically had an impact on the market for Capesize and Newcastlemax vessels. The year to date impact of the US/Iran war and the closure of the Strait of Hormuz has been minimal for the Capesize market, although there has been some upward pressure on rates due to increased fuel cost for operators.

Capesize Fleet Development

Growth in vessel supply for large bulk carriers is still anticipated to be moderate in the coming years with a Capesize fleet at 410 million dwt as of June 30, 2026, compared to 404 million dwt in June 2025.

The current order book for Capesize dry bulk vessels currently stands at 16% of the existing fleet, up from 14% as of March 31, 2026. In the second quarter of 2026, 7 million dwt was ordered compared to 7 million dwt ordered in the first quarter of 2026.

In the second quarter of 2026, 0.2 million dwt has been scrapped, compared to 0.5 million dwt during the same period in 2025.

Operational Update

In the three months ended June 30, 2026, our fleet had 1,092 operational days, and a utilization rate of 99.7%.

Outlook

Approximately 300 large bulk carriers are scheduled for delivery prior to 2031, and we anticipate that a significant number of vessels will require dry docking in the coming years. In 2026, about 24% of the total Capesize fleet, ranging from 159,000 dwt to 211,000 dwt, are due for dry dock or Special Surveys due to the age profile of the fleet. Based on the current order book, the fleet is projected to grow by only 2.5% in 2026, adjusting for the upcoming dry dock schedule. In 2026, approximately 9% of the Capesize fleet will be 20 years old or older, which is projected to increase to about 26% in 2030.

The trend of ton mile-intensive trades of raw materials sourced from the Atlantic basin to meet demand in the Far East is expected to continue. Iron ore from Brazil and Guinea typically involves sailing distances approximately three times longer than those from the Pacific basin. The estimated 170 million tonnes of additional iron ore volumes from Guinea and Brazil are expected to boost ton mile demand. These anticipated additional iron ore volumes may impact volumes exported from Australia or Chinese domestic production volumes.

We believe that Himalaya’s structure, with index-linked charters currently earning on average a 40% premium to the Baltic 5TC 180 BCI index, in addition to scrubber benefits on the majority of vessels, low G&A costs and financing with fixed bareboat rates (seven years from the delivery of each vessel), positions us well to continue delivering solid returns to our shareholders in the coming years in what we believe will be a strong spot market.

Forward looking Statements

This press release and any related discussions contain forward-looking statements as defined in Section 21E of the Securities Exchange Act of 1934 and Section 27A of the Securities Act of 1933. Forward-looking statements are statements that do not reflect historical facts and may be identified by words such as “aim”, “believe,” “assuming,” “anticipate,” “could”, “expect”, “intend,” “estimate,” “forecast,” “project,” “likely to”, “plan,” “potential,” “will,” “may,” “should,” or other similar expressions and include statements about plans, expectations, objectives, goals, strategies, future events or performance, including outlook, prospects, statements about the benefits of our vessels, including reduced emissions when running on LNG, the terms of our charters and chartering activity including the information under “Fleet Status”, dry bulk industry trends and market outlook, including market conditions and activity levels in the industry, potential upside in the Capesize market, positive market outlook, the expectation that our structure positions us well to continue delivering solid returns to our shareholders in the coming years in what we believe will be an improving spot market, expected demand for vessels and expected drivers of demand including projects and expected output of projects and timing thereof, expected increase in iron-ore production capacity, expected trends in the global fleet including expected supply of new vessels in the coming years and expected cost of newbuilds, order book for new Capesize vessels, expected increase in ton miles, expected growth in the fleet, our cash breakeven point, statements about our dividend strategy and expectation that a significant portion of free cash flow after debt service will be paid to shareholders, statements made in the sections above entitled “Market Commentary,” and “Outlook,” including expected trends in vessel supply and trends in the global fleet, expected and scheduled drydocking and Special Surveys, and other non-historical statements. These forward-looking statements are not statements of historical fact and are based upon current estimates, expectations, beliefs, and various assumptions, many of which are based, in turn, upon further assumptions. These statements involve significant risks, uncertainties, contingencies and factors that are difficult or impossible to predict and are beyond our control, and that may cause our actual results, performance or achievements to be materially different from what is expressed, implied or forecasted in such forward-looking statements including:

•general economic, political and business conditions;
•general dry bulk market conditions, including fluctuations in charter hire rates and vessel values;
•charter rates, operating days for our fleet and our ability to achieve charter rates above our break-even rate;
•changes in demand in the dry bulk shipping industry, including the market for our vessels;
•demand for the products our vessels carry and the status of projects, and timing and number of production of projects that produce iron ore and other products we ship;
•changes in the supply of dry bulk vessels;
•our ability to successfully re-employ our dry bulk vessels at the end of their current charters and the terms of future charters;
•changes in our operating expenses, including fuel or bunker prices, dry docking and insurance costs;
•compliance with, and our liabilities under governmental, tax, environmental and safety laws and regulations;
•changes in governmental regulation, tax and trade matters and actions taken by regulatory authorities;
•potential disruption of shipping routes due to accidents, hostilities or political events including risks relating to the military actions in the Middle East;
•our ability to refinance our debt and other obligations as they fall due;
•fluctuations in foreign currency exchange rates;
•potential conflicts of interest involving members of our board and management and our significant shareholder;
•risk of a continued economic slowdown in China and other factors impacting demand from China;
•global economic and trade conditions, the impact of tariffs and trade wars, wars and geopolitical events and the risk of heightened geopolitical tensions, including the impact of military actions in the Middle East;
•changes in the size of the fleet or ton miles;
•the development of projects in Guinea and Brazil, including timing of completion of such projects, output of such projects and impact on ton miles and impact on the Capesize market;

•our ability to pay dividends and cash distributions, and the amount of dividends and cash distributions we ultimately pay;
•risks related to climate change, including climate-change or greenhouse gas related legislation or regulations and the impact on our business from climate-change related physical changes or changes in weather patterns, and the potential impact of new regulations relating to climate change, as well as the impact of the foregoing on the performance of our vessels;
•other factors that may affect our financial condition, liquidity and results of operations; and
•other risks described under "Item 3. Key Information - D. Risk Factors" in our Annual Report on Form 20-F for the year ended December 31, 2025 filed with the U.S. Securities and Exchange Commission on March 12, 2026.

You should not place undue reliance on these forward-looking statements, which speak only as of the date of this press release. Himalaya Shipping undertakes no and expressly disclaims any obligation to update publicly any forward-looking statements after the date of this press release whether as a result of new information, future events or otherwise, except as required by law.

About Himalaya Shipping Ltd.

Himalaya Shipping Ltd. is an independent bulk carrier company, incorporated in Bermuda. Himalaya Shipping has twelve vessels in operation.

Responsibility Statement

We confirm that, to the best of our knowledge, the interim consolidated financial statements for the first half of 2026, which have been prepared in accordance with US GAAP give a true and fair view of the Company’s consolidated assets, liabilities, financial position and results of operations. To the best of our knowledge, the interim report for the first half year of 2026 includes a fair review of the information required under the Norwegian Securities Trading Act section 5-6 fourth paragraph.

August 11, 2026

The Board of Directors
Himalaya Shipping Ltd.
Hamilton, Bermuda

Bjorn Isaksen (Chairman of the Board)
Carl Erik Steen (Director)
Alexandra Kate Blankenship (Director)
Jehan Mawjee (Director)
Mi Hong Yoon (Director)

Questions should be directed to:

Lars-Christian Svensen: Contracted CEO, +47476 38756

APPENDIX

UNAUDITED NON GAAP MEASURES AND RECONCILIATIONS

Average TCE earnings, gross is a non-U.S. GAAP measure of the average daily revenue performance of a vessel. We believe average TCE revenues provide additional meaningful information for investors to analyze our fleets’ daily income performance. Set forth below is a reconciliation of average TCE earnings, gross to time charter revenues for the periods presented.

In $ millions, except per day and number of days	Three months ended		Six months ended
	June 30, 2026	June 30, 2025	June 30, 2026	June 30, 2025
Time charter revenues	53.3	29.9	86.9	51.9
Add: Address commissions	2.0	1.1	3.3	1.9
Total time charter revenues, gross	55.3	31.0	90.2	53.8
Fleet operational days	1,092	1,092	2,172	2,172
Average TCE earnings, gross	50,600	28,400	41,500	24,800

We present EBITDA because we believe this measure increases comparability of total business performance from period to period and against the performance of other companies. Set forth below is a reconciliation of EBITDA to net income for the periods presented.

	Three months ended		Six months ended
In $ millions	June 30, 2026	June 30, 2025	June 30, 2026	June 30, 2025
Net income	24.6	1.1	29.6	(5.3)
Depreciation and amortization	7.3	7.3	14.6	14.6
Total financial expenses, net	12.1	12.5	24.3	25.5
Income tax	—	—	—	—
EBITDA	44.0	20.9	68.5	34.8

Non-GAAP financial measures may not be comparable to similarly titled measures of other companies and have limitations and should not be considered in isolation or as a substitute for analysis of our operating results as reported under U.S. GAAP.